SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission File Number 1-10000

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WACHOVIA SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WACHOVIA CORPORATION

One Wachovia Center

Charlotte, North Carolina 28288-0013

(a)	The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2007 and 2006

Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2007

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(b)	The following Exhibits are filed as part of this Annual Report on Form 11-K:

Consent of Independent Registered Public Accounting Firm

WACHOVIA SAVINGS PLAN

Financial Statements

and Schedule

As of December 31, 2007 and 2006, and for the

Year Ended December 31, 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee

Wachovia Corporation

We have audited the accompanying statements of net assets available for benefits of the Wachovia Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Charlotte, North Carolina
June 27, 2008

WACHOVIA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS
Investments
Marketable investments, at fair value
Money Market Fund	$—	818,852
Mutual Funds	4,447,513,725	4,029,698,306
Stable Fund	1,101,987,995	1,078,889,746
Collective Investment Trusts	875,747,150	926,684,612
Wachovia Stock Non-ESOP Fund	124,328,641	120,651,453
Employee Stock Ownership Plan
Wachovia Corporation common stock
Allocated	1,021,985,433	1,563,918,851
Unallocated	54,486,874	93,250,556
Cash and cash equivalents
Allocated	32,995,544	75,763,219
Unallocated	925,132	927,494

Total marketable investments	7,659,970,494	7,890,603,089
Participants’ loans receivable	250,469,841	231,758,442

Total investments at fair value (Note 3)	7,910,440,335	8,122,361,531

Receivable from Wachovia Corporation (Note 11)	—	1,563,415
Due from World Increased Savings for Employees Plan (Note 1)	396,585,979	—
Prepaid expense (Note 6)	913,304	1,348,322

Total assets at fair value	$8,307,939,618	8,125,273,268

LIABILITIES
Loan payable - Employee Stock Ownership Plan - unallocated (Note 7)	33,220,013	36,513,100

Net assets available for benefits at fair value	$8,274,719,605	8,088,760,168

ADJUSTMENT TO CONTRACT VALUE
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 4)	5,819,974	15,848,532

Net assets available for benefits	$8,280,539,579	8,104,608,700

See accompanying notes to financial statements.

WACHOVIA SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2007
	Participant Directed	Employee Stock Ownership Plan- Unallocated	Total
ADDITIONS TO PLAN ASSETS
Interest on participant loans	$16,123,670	—	16,123,670
Net depreciation in fair value of investments	(597,489,280)	(27,821,609)	(625,310,889)
Interest and dividends on investments	511,106,571	3,642,343	514,748,914

Total investment income, net	(70,259,039)	(24,179,266)	(94,438,305)
Employer contributions	263,382,609	2,772,420	266,155,029
Employee contributions	480,233,475	—	480,233,475
Net assets contributed through mergers	396,585,979	—	396,585,979

Total additions to plan assets	1,069,943,024	(21,406,846)	1,048,536,178

DEDUCTIONS FROM PLAN
ASSETS
Participants’ withdrawals	855,158,584	—	855,158,584
Administrative expense	3,380,604	—	3,380,604
Release of shares	—	10,941,998	10,941,998
Interest expense	—	3,124,113	3,124,113

Total deductions from plan assets	858,539,188	14,066,111	872,605,299

Increase/(decrease) in net assets available for benefits	211,403,836	(35,472,957)	175,930,879
Net assets available for benefits
Beginning of year	8,046,943,750	57,664,950	8,104,608,700

End of year	$8,258,347,586	22,191,993	8,280,539,579

See accompanying notes to financial statements.

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

NOTE 1: DESCRIPTION OF PLAN

The following brief description of the Wachovia Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

GENERAL

Wachovia Corporation and its subsidiaries (the “Companies”) sponsor the Plan, which is designed to promote savings for retirement, and which is a defined contribution pension plan. The Companies’ and employees’ contributions are held in trust and earn income tax-free until distributed. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 1999, the portion of the Plan invested in the Wachovia Corporation Common Stock Fund was amended to be an employee stock ownership plan that invests primarily in employer securities. The first one percent of the Companies’ matching contribution is made in Wachovia Corporation common stock. Each employee can immediately elect to liquidate the Wachovia Corporation common stock credited to the employee’s account by transferring the value of the common stock to any of a number of investment options available within the Plan.

ELIGIBILITY, CONTRIBUTIONS AND BENEFITS

Under the Plan, an employee is eligible to make contributions beginning on the first of the month following the month in which they complete one full calendar month of service. The employee is eligible to receive employer matching contributions after one year of service. Employee contributions, pre-tax and after-tax, are elected by the participant and cannot exceed 30 percent of the employee’s benefits eligible compensation. In addition, participants age 50 or older during the calendar year may contribute as catch-up contributions an additional amount up to 50 percent of their benefits eligible compensation provided they contribute at least 6 percent each pay period or have reached the $15,500 before tax contribution limit. The maximum percentage of the employer matched contribution is determined annually by the Companies’ Senior Executive Vice President of the Human Resources Division, and the contribution amounts are paid from net income or accumulated earnings in accordance with the provisions of the Internal Revenue Code of 1986 as amended together with all regulations, revenue rulings and revenue procedures issued thereunder (the “Code”). The employer’s matching contribution cannot exceed 6 percent of a participant’s benefits eligible compensation. Participants are fully vested in their entire account balances at all times.

Four types of withdrawals are allowed under the Plan: normal, specified cause, hardship and after age 59 1/2. The Benefits Committee (the “Committee”) must approve any new types of withdrawals. Participants may withdraw up to their entire account balance, depending on the type of withdrawal, net of applicable withholdings and/or loan balances, or a minimum of $500 (or, if less, 95 percent of their available account balance). The amount of tax withholding depends on the type of withdrawal. In addition, participants may elect to receive current distributions of cash dividends on shares of Wachovia Corporation common stock allocated to them under the Employee Stock Ownership Plan portion of the Plan.

Participants may borrow up to 50 percent of the balance of their accounts with a minimum loan of $1,000 and a maximum loan of $50,000. Loan balances are charged interest at a fixed rate for the life of the loan. The interest rate is determined at origination as the prime interest rate in use by Wachovia Bank, National Association, on the business day preceding the date the loan is processed. Loans are made for a minimum of 12 months or a maximum of 60 months, except that if the loan is used to acquire the participant’s principal residence, the maximum term is 180 months. Loan repayments are generally made semi-monthly as a payroll deduction. If a participant retires or is otherwise terminated, the loan balance must be paid in full or the outstanding balance will be considered as a taxable distribution.

Participants, at retirement, may elect to receive a distribution of their account balances. A participant is considered retired if it is the participant’s 65th birthday, if it is the participant’s 50th birthday with 10 or more years of service, or if it is determined that the participant is totally disabled. Distributions may be made in a lump sum or, in certain circumstances, the participant’s account may be applied to the purchase of an annuity. Distribution of a retired participant’s account balance must begin on or before April 1 of the later of the year after attaining age 70 1/2 or the year after retirement. If a participant leaves Wachovia before retirement, their Wachovia Savings Plan account may be distributed in the same manner as described above.

In accordance with the Plan provisions, Plan earnings are allocated to participants’ accounts on a daily basis. The investment options available to participants at December 31, 2007 and 2006, are presented in Note 3.

Although the employer has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. If the Plan is terminated, the accounts of each participant shall be distributed in accordance with Plan provisions.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DISCONTINUED INVESTMENT OPTIONS

As of December 31, 2007, funds no longer available as an investment option were the Fidelity Retirement Money Market Fund, SSGA Money Market Fund, Evergreen Short-Intermediate Term Bond Fund, Evergreen Special Equity Fund, Evergreen Large Cap Equity Fund, Evergreen International Equity Fund, Fidelity Aggressive Growth Fund, Fidelity Blue Chip Fund, Fidelity Contrafund Fund, Fidelity Diversified International Fund, Fidelity Dividend Growth Fund, Fidelity Equity Income Fund, Fidelity Equity Income II Fund, Fidelity Export & Multinational Fund, Fidelity Fifty Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom Income Fund, Fidelity Fund, Fidelity Growth Co. Fund, Fidelity Intermediate Bond Fund, Fidelity Investment Grade Bond Fund, Fidelity Large Cap Stock Fund, Fidelity Low Priced Stock Fund, Fidelity Mid Cap Stock Fund, Fidelity Overseas Fund, Fidelity Over-the-counter Fund, Fidelity Puritan Fund, Fidelity Real Estate Fund, Fidelity Short Term Bond Fund, Fidelity Small Cap Retirement Fund, Fidelity Small Cap Value Fund, Fidelity Value Fund, Fidelity Value Strategies Fund, Spartan Extended Market Index Fund, Spartan Total Market Index Fund, John Hancock Core Equity Fund, MFS Research International Fund, American Funds Income Fund of America, American Funds American Mutual Fund A, John Hancock Government Income Fund, John Hancock Mid Cap Growth Fund, John Hancock Small Cap Growth Fund, John Hancock Technology Fund and the American Funds AMCAP Fund.

MERGERS WITH PLANS OF ACQUIRED FINANCIAL INSTITUTIONS

On December 31, 2007, the World Increased Savings for Employees Plan merged into the Plan. The World Increased Savings for Employees Plan had assets of $397 million on that date.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities and obligations and disclosure of contingent assets and liabilities at the date of the financial statements, as well as additions to and deductions from these amounts during the reporting period. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

The specific identification method is used in determining the cost of securities. Security transactions are recognized on the trade date (the date the order to buy or sell is executed). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investments in money market funds and participants’ loans receivable are stated at cost which approximates fair value. Investments in mutual funds, common stocks and other financial instruments are stated at fair value, which is based on closing market quotations. Investment in the collective investment fund is stated at fair value, which is based on the closing market quotations on the underlying securities.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in the Stable Fund. The Plan adopted the FSP as of December 31, 2006. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Interest and dividends earned on marketable investments are treated as appreciation in the fair value of the fund, since all income received by the fund is reinvested in the fund and thus increases the participants’ share value. In 2007, interest and dividends earned on marketable investments were $9,852 and $514,739,062, respectively.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: INVESTMENTS

Under the terms of the Plan, Wachovia Bank, National Association (the “Trustee”), a wholly-owned subsidiary of Wachovia Corporation and a party-in-interest, holds the assets of the Plan in bank-administered trust funds.

The fair values of investments at December 31, 2007 and 2006 are presented below. Investments that represent 5 percent or more of the Plan’s net assets are separately identified.

	December 31,
	2007		2006
INVESTMENTS
Money market fund
Fidelity Retirement Money Market Fund	$—		818,852
Mutual funds
Evergreen U.S. Government Fund	198,843,819		173,837,890
Evergreen Growth Fund	243,742,156		233,038,751
Evergreen Core Bond Fund	97,443,556		74,308,406
Evergreen Special Value Fund	314,868,175		397,933,961
American Europacific Growth Fund	791,991,961	(a)	643,245,760	(a)
Dodge and Cox Balanced Fund	709,520,686	(a)	723,964,989	(a)
Dodge and Cox Stock Fund	981,131,175	(a)	1,061,759,260	(a)
Hartford Midcap Fund	551,517,792	(a)	469,843,185	(a)
T. Rowe Price Blue Chip Growth Fund	301,129,222		197,293,510
Lazard Emerging Markets Portfolio	179,655,089		—
Vanguard Target Retirement Income	3,400,284		—
Vanguard Target Retirement 2005	1,735,099		—
Vanguard Target Retirement 2010	8,916,875		—
Vanguard Target Retirement 2015	12,088,468		—
Vanguard Target Retirement 2020	13,885,434		—
Vanguard Target Retirement 2025	7,933,938		—
Vanguard Target Retirement 2030	11,323,790		—
Vanguard Target Retirement 2035	6,448,101		—
Vanguard Target Retirement 2040	3,953,044		—
Vanguard Target Retirement 2045	3,081,849		—
Vanguard Target Retirement 2050	4,903,212		—
Evergreen Short-Intermediate Term Bond Fund	—		29,306
Evergreen Special Equity Fund	—		5,775
Evergreen Large Cap Equity Fund	—		56,298
Evergreen International Equity	—		30,802
Fidelity Aggressive Growth Fund	—		345,558
Fidelity Blue Chip Fund	—		543,999
Fidelity Contrafund Fund	—		89,386
Fidelity Diversified International Fund	—		2,917,846
Fidelity Dividend Growth Fund	—		499,210
Fidelity Equity Income Fund	—		552,478
Fidelity Equity Income II Fund	—		230,368
Fidelity Export & Multinational Fund	—		75,518
Fidelity Fifty Fund	—		432,265
Fidelity Freedom 2000 Fund	—		38,534
Fidelity Freedom 2005 Fund	—		2,152
Fidelity Freedom 2010 Fund	—		352,563
Fidelity Freedom 2015 Fund	—		27,466
Fidelity Freedom 2020 Fund	—		562,811

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	December 31,
	2007		2006
Mutual funds (Continued)
Fidelity Freedom 2025 Fund	—		129,843
Fidelity Freedom 2030 Fund	—		657,166
Fidelity Freedom 2035 Fund	—		66,862
Fidelity Freedom 2040 Fund	—		199,926
Fidelity Freedom Income Fund	—		36,948
Fidelity Fund	—		403,617
Fidelity Growth Company Fund	—		529,268
Fidelity Intermediate Bond Fund	—		292,544
Fidelity Investment Grade Bond Fund	—		318,076
Fidelity Large Cap Stock Fund	—		151,497
Fidelity Low Priced Stock Fund	—		960,276
Fidelity Mid Cap Stock Fund	—		481,395
Fidelity Overseas Fund	—		297,366
Fidelity Over-The-Counter Fund	—		141,265
Fidelity Puritan Fund	—		372,833
Fidelity Real Estate Fund	—		103,620
Fidelity Short Term Bond	—		20,405
Fidelity Small Cap Retirement Fund	—		76,979
Fidelity Small Cap Value Fund	—		87,454
Fidelity Value Fund	—		1,146,350
Fidelity Value Strategies Fund	—		99,962
Spartan Extended Market Index Fund	—		6,324
Spartan Total Market Index Fund	—		199,464
John Hancock Core Equity Fund	—		3,164,580
MFS Research International Fund	—		3,945,954
American Funds Income Fund of America	—		4,569,287
American Funds American Mutual Fund A	—		8,548,844
John Hancock Government Income Fund	—		2,503,048
John Hancock Mid Cap Growth Fund	—		3,597,481
John Hancock Small Cap Growth Fund	—		2,546,555
John Hancock Technology Fund	—		2,486,443
American Funds AMCAP Fund	—		9,538,627

Total mutual funds	4,447,513,725		4,029,698,306
Collective investment trusts
Enhanced Stock Market Fund	875,747,150	(a)	919,840,918	(a)
John Hancock Stable Value Trust Fund	—		6,843,694

Total collective investment trusts	875,747,150		926,684,612
Stable Fund	1,101,987,995	(a)	1,078,889,746	(a)
Wachovia Stock Non-ESOP Fund	124,328,641		120,651,453
Employee Stock Ownership Plan
Wachovia Corporation common stock	1,076,472,307	(a)	1,657,169,407	(a)
Cash and cash equivalents	33,920,676		76,690,713

Total marketable investments	7,659,970,494		7,890,603,089
Participants’ loans receivable	250,469,841		231,758,442

Total investments at fair value	$7,910,440,335		8,122,361,531

(a)	Investment is greater than five percent of the Plan’s net assets at the end of the period.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The net depreciation in fair value of the Plan's investments (including investments bought, sold and held during the year) is presented below.

Year Ended December 31,

2007
Stable Fund	$54,238,639
Evergreen U.S. Government Fund	12,974,666
Evergreen Growth Fund	(11,410,573)
Enhanced Stock Market Fund	54,031,964
American Europacific Growth Fund	58,990,877
Dodge and Cox Balanced Fund	(49,640,710)
Dodge and Cox Stock Fund	(96,733,463)
Evergreen Core Bond Fund	4,352,245
Evergreen Special Value Fund	(88,674,905)
Hartford Midcap Fund	(12,359,371)
T. Rowe Price Blue Chip Growth Fund	27,460,846
Lazard Emerging Markets Portfolio	(6,566,862)
Vanguard Target Retirement Income	3,403
Vanguard Target Retirement 2005	(44,803)
Vanguard Target Retirement 2010	(121,407)
Vanguard Target Retirement 2015	(277,792)
Vanguard Target Retirement 2020	(212,642)
Vanguard Target Retirement 2025	(209,138)
Vanguard Target Retirement 2030	(247,887)
Vanguard Target Retirement 2035	(171,349)
Vanguard Target Retirement 2040	(96,447)
Vanguard Target Retirement 2045	(91,251)
Vanguard Target Retirement 2050	(152,613)
Wachovia Stock Non-ESOP Fund	(46,988,920)
Wachovia Corporation Common Stock Fund - allocated	(495,541,787)
Wachovia Corporation Common Stock Fund - unallocated	(27,821,609)

Net depreciation	$(625,310,889)

NOTE 4: INVESTMENT CONTRACTS

The Stable Fund (the “Fund”) invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics.

Traditional GICs are backed by the general account of the issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period of time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (i.e., principal plus accrued interest).

Separate account GICs are similar in structure to traditional GICs, except that the underlying assets are held in a separate account for the benefit of the Fund. The interest crediting rate is based upon the characteristics of the underlying assets. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

A synthetic GIC is an investment contract, also known as a wrap contract, issued by an insurance company, bank or financial institution, backed by a portfolio of investments that are owned by the Fund. The assets underlying the wrap contract are maintained separate from the contract issuer’s general assets, usually by a third party custodian. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Plan, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The primary variables impacting future crediting rates of separate account and synthetic GICs include the current yield of the assets within the contract, duration of the assets covered by the contract and the existing difference between the fair value and the contract value of the assets within the contract.

Traditional GICs provide a fixed rate of interest over a specified period of time. Some traditional GICs may reset their rates quarterly or semi-annually when based upon an index. Other traditional GICs have a rate that is guaranteed to the maturity of the contract.

The separate account and synthetic GICs are designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. Separate account and synthetic contracts cannot credit an interest crediting rate less than zero percent. The crediting rate of separate account and synthetic contracts will track current market yields on a trailing basis. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.

The Fund uses one primary crediting rate calculation for synthetic GICs:

CR = [(MV/CV)^(1/D) * (1+Y)]-1

CR = crediting rate

MV = market value of the underlying investments

CV = contract value

D = weighted average duration of the portfolio

Y = weighted average yield to maturity of the underlying investments

The average yield earned by the Fund was 5.33 percent and 5.24 percent during the years ended December 31, 2007 and 2006, respectively. The average yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 4.63 percent and 4.79 percent during the years ended December 31, 2007 and 2006, respectively.

The Fund’s investment contracts are fully benefit-responsive and provide that fund participant initiated withdrawals permitted under the Fund will be paid at contract value. In addition to certain wrap agreement and separate account agreement termination provisions, the contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of the Fund’s operations, and that the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a fair value adjustment to the contract value amount of such withdrawal as defined in such contracts. While each contract issuer specifies the events which may trigger such a fair value adjustment, typically such events include all or a portion of the following: (i) amendments to the Plan documents or the Fund’s administration that would adversely affect the issuer; (ii) changes to the Fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan that would adversely affect the issuer; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Fund, the redemption of all or a portion of the interests in the Fund at the direction of the plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund. At December 31, 2007, the Plan does not believe that the occurrence of any such fair value event which would limit the Fund’s ability to transact at contract value with participants is probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Wrap contracts and separate account agreements generally are evergreen contracts that contain termination provisions. Wrap agreements permit the Fund’s investment manager or issuer to terminate upon notice at any time at fair value and provide for automatic termination of the wrap contract if the book value or the fair value of the contract equals zero. The issuer is not excused from paying the excess contract value when the fair value equals zero. Wrap contracts that permit the issuer to terminate at fair value generally provide that the Fund may elect to convert such termination to an

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Amortization Election as described below. In addition, if the Fund defaults in its obligations under the agreement (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

Also, wrap contracts generally permit the issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio (“Amortization Election”). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling fair value of the wrapped portfolio by such termination date.

Certain separate account agreements permit the Fund or issuer to elect to terminate the contract, with the Fund having the right to elect to receive either fair value or to make an Amortization Election. In addition, if the Fund defaults in its obligations under the separate account agreement, the issuer may terminate the agreement and the Fund will receive fair value.

Investment contracts at December 31, 2007 and 2006 are presented below:

	December 31, 2007
	Major Credit Rating	Investment Contract at Fair Value	Adjustment to Contract Value	Investment at Contract Value
GUARANTEED INVESTMENT CONTRACTS
Metropolitan Life Insurance Company	AA/Aa2	$11,359,419	(71,317)	11,288,102
Metropolitan Life Insurance Company	AA/Aa2	11,496,905	(135,771)	11,361,134
Metropolitan Life Insurance Company	AA/Aa2	21,704,308	(1,082,169)	20,622,139
Metropolitan Life Insurance Company	AA/Aa2	31,906,933	(726,073)	31,180,860
Monumental Life Insurance Company	AA/Aa2	10,973,893	(12,397)	10,961,496
Monumental Life Insurance Company	AA/Aa2	11,024,125	(60,727)	10,963,398
Principal Life Insurance Company	AA/Aa2	11,244,755	(831)	11,243,924
Principal Life Insurance Company	AA/Aa2	10,733,427	(426,697)	10,306,730

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
AIG Financial Products	AAA/Aaa	127,465,737	943,344	128,409,081
Bank of America	AAA/Aaa	127,418,980	942,998	128,361,978
State Street Bank & Trust Company	AAA/Aaa	127,560,931	944,048	128,504,979
UBS Warburg	AAA/Aaa	127,559,230	944,034	128,503,264
Rabobank	AAA/Aaa	127,468,994	943,368	128,412,362
NATIXIS Financial Products	AA+/Aa1	116,141,166	(590,188)	115,550,978
Royal Bank of Canada	AA/Aa2	68,610,470	1,581,502	70,191,972

Total investment contracts		942,669,273	3,193,124	945,862,397

CASH MANAGEMENT ACCOUNTS
Dreyfus Cash Management Fund	AAA/Aaa	58,714,020	—	58,714,020

COLLECTIVE INVESTMENT FUND
SEI Stable Asset Fund	AAA/Aaa	100,071,561	2,626,850	102,698,411

Accrued receivable on assets of the Stable Fund		533,141	—	533,141

Total		$1,101,987,995	5,819,974	1,107,807,969

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	December 31, 2006
	Major Credit Rating	Investment Contract at Fair Value	Adjustment to Contract Value	Investment at Contract Value
GUARANTEED INVESTMENT CONTRACTS
Metropolitan Life Insurance Company	AA/Aa2	$6,685,654	(79,827)	6,605,827
Metropolitan Life Insurance Company	AA/Aa2	10,684,518	144,436	10,828,954
Metropolitan Life Insurance Company	AA/Aa2	10,616,550	268,891	10,885,441
Metropolitan Life Insurance Company	AA/Aa2	29,660,821	45,939	29,706,760
Monumental Life Insurance Company	AA/Aa3	13,117,621	(263,181)	12,854,440
Monumental Life Insurance Company	AA/Aa3	10,467,405	(43,769)	10,423,636
Monumental Life Insurance Company	AA/Aa3	10,451,166	(26,713)	10,424,453
Principal Life Insurance Company	AA/Aa2	6,678,322	(78,430)	6,599,892
Principal Life Insurance Company	AA/Aa2	10,590,182	210,898	10,801,080

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
AIG Financial Products	AA/Aa2	120,401,620	2,306,519	122,708,139
Bank of America	AA/Aa1	120,365,652	2,305,830	122,671,482
State Street Bank & Trust Company	AA/Aa2	120,420,181	2,306,874	122,727,055
UBS Warburg	AA+/Aa2	120,413,760	2,306,751	122,720,511
Rabobank	AAA/Aaa	120,406,322	2,306,609	122,712,931
NATIXIS Financial Products	AAA/Aaa	109,537,307	109,647	109,646,954
Royal Bank of Canada	AA-/Aa2	66,024,721	465,431	66,490,152

Total investment contracts		886,521,802	12,285,905	898,807,707

CASH MANAGEMENT ACCOUNTS
Valient General Fund	AAA/Aaa	32,507,372	—	32,507,372

COMMERCIAL PAPER
Morrigan Trr Funding LLC		19,967,428	—	19,967,428
Rhineland Funding Capital		17,170,963	—	17,170,963

COLLECTIVE INVESTMENT FUND
SEI Stable Asset Fund	AAA/Aaa	119,286,571	3,562,627	122,849,198

Accrued receivable on assets of the Stable Fund		3,435,610	—	3,435,610

Total		$1,078,889,746	15,848,532	1,094,738,278

Reconciliation of adjustment from fair value to contract value:

Year Ended December 31, 2007
Beginning balance	$15,848,532
Decrease in fair value to contract value	(10,028,558)

Ending balance	$5,819,974

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5: INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Companies by a letter dated October 21, 2005, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However the Companies believe that the Plan is currently designed and being operated in compliance with applicable requirements of the Code. Therefore, the Companies believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2007. Therefore, no provision for income taxes has been made in the accompanying financial statements. The Committee files an annual information return with the Department of Labor.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement no. 109 (“FIN 48”), FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan’s adoption of FIN 48 on January 1, 2007, did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

NOTE 6: RELATED PARTY TRANSACTIONS

The Evergreen U.S. Government Fund, the Evergreen Growth Fund, the Evergreen Core Bond Fund, the Evergreen Special Value Fund and the Evergreen Ultra Short Opportunities Fund (included as a component of the Stable Fund), are mutual funds managed by subsidiaries of Wachovia Bank, National Association, which is a subsidiary of Wachovia Corporation (see Note 12 for additional information on the Evergreen Ultra Short Opportunities Fund and the Stable Fund). The Enhanced Stock Market Fund and the Stable Fund investments are managed by Wachovia Bank, National Association. The Wachovia Corporation Common Stock Fund and the Wachovia Stock Non-ESOP Fund are also managed by Wachovia Bank, National Association, and are principally comprised of shares of Wachovia Corporation common stock. Dividends received by the Plan from Wachovia Corporation common stock during 2007 were $73,135,626.

Wachovia Bank, National Association, a party-in-interest, serves as the trustee for the Plan. In 2007, the Companies paid administrative expenses on behalf of the Plan of $2,693,271 and these expenses are not reflected in the accompanying financial statements.

Certain Plan investments are shares of mutual funds managed by companies that are not considered parties-in-interest. These non-related mutual fund companies pay a sub-transfer agent fee to the Plan for services provided by the trustee. These monies are deposited into an interest-bearing money market account, and are used to pay expenses of the Plan. In 2007, the Plan received $2,888,787 in sub-transfer agent fees, and earned an additional $56,799 in interest. Of these amounts, $2,032,282 was used to pay 2007 Plan expenses with the remaining $913,304 used to pre-pay 2008 Plan expenses.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7: LOAN PAYABLE

Upon the merger of the CoreStates Employee Stock Ownership and Savings Plan into the Plan in 1999, Wachovia Bank, National Association, assumed all obligations of CoreStates Financial Corp under the loan agreement dated October 27, 1994, pursuant to which Meridian Trust Company issued to Meridian Bancorp, Inc. its promissory note dated October 27, 1994, in the amount of $60,000,000, with a maturity date of October 1, 2014, and bearing an interest rate of 8.85 percent. The Companies are obligated to make contributions to maintain debt service.

The loan was originally collateralized by 3,274,816 shares of Wachovia Corporation common stock. The loan repayment schedule is presented below:

2008	$3,594,342
2009	3,923,153
2010	4,282,046
2011	4,673,771
2012	5,101,330
Thereafter	$11,645,371

As the Plan makes each payment of principal and interest, an appropriate percentage of common stock will be available to fund the Companies’ one percent match in accordance with the provisions of the Plan document. If shares made available after payment of principal are in excess of those amounts required to fund the Companies’ one percent matching contribution, those shares may be utilized to fund the Companies’ matching contribution where participants have elected to invest in the Wachovia Corporation Common Stock Fund or in participant contributions where participants have elected to invest in Wachovia Corporation common stock. Shares vest fully upon allocation. Dividends allocated to each participant’s account are reinvested in additional units of Wachovia Corporation common stock or paid out in cash at each participant’s election. Dividends on unallocated shares not distributed currently to participants may be either distributed or reinvested in Wachovia Corporation common stock at the discretion of the Companies. The Companies have elected to reinvest the dividends.

The borrowing is collateralized by 1,432,734 unallocated shares of Wachovia Corporation common stock at December 31, 2007, and is guaranteed by the Companies. In 2007, 204,677 shares were released based on principal and interest paydowns on the loan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to: (a) the accounts of employees with vested rights in allocated stock (Allocated), and (b) stock not yet allocated to employees (Unallocated).

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote all shares in the Plan, including unallocated shares, in proportion to the response received for participants and beneficiaries with respect to stock allocated to participant accounts.

The fair value of the loan payable is based on the current rates available to the Plan for debt with the same or similar maturities and terms. At December 31, 2007 and 2006, the loan payable was recorded at $33,220,013 and $36,513,100, respectively, and had an estimated fair value of $38,751,983 and $41,968,293, respectively.

NOTE 8: RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Reconciliation of net assets available for benefits reported in the financial statements to the net assets reported on line 1(l) of Form 5500 Schedule H, Part I, as of December 31, 2007 and 2006, is presented below.

	December 31,
	2007	2006
Net assets available for benefits reported in the financial statements	$8,280,539,579	8,104,608,700
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,819,974)	(15,848,532)

Net assets available for benefits reported on Form 5500	$8,274,719,605	8,088,760,168

Reconciliation of total additions to plan assets reported in the financial statements to the total income plus transfers reported on line 2(b) of Form 5500 Schedule H, Part II, as of December 31, 2007, is presented below.

December 31,
2007
Total additions to plan assets reported in the financial statements	$1,048,536,178
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,819,974)

Total income plus transfers in as reported on Form 5500	$1,042,716,204

NOTE 10: NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued SFAS 157, Fair Value Measurements (“SFAS 157”), which establishes a framework for measuring fair value, expands disclosures about fair value measurements and provides new income regognition criteria for certain derivative contracts. SFAS 157 does not establish any new fair value measurements itself; rather it defines fair value for other accounting standards that require the use of fair value for recognition or disclosure. SFAS 157 is effective for the annual periods ending after November 15, 2008. Management does not believe that implementation of this new standard will result in a material change to the net assets available for benefits of the Plan.

NOTE 11: RECEIVABLE FROM WACHOVIA CORPORATION

After the acquisition of Westcorp on December 31, 2006, the Companies discovered the Westcorp ESOP and Salary Savings Plan had processed employee contribution amounts and related matching contribution and ESOP contribution amounts inconsistent with its plan terms. As successive sponsor to the Westcorp ESOP and Salary Savings Plan, the Companies intended to reimburse the Plan. Accordingly, in 2006, the Plan recorded a receivable of $1,563,415 from the Companies. In 2007, the Companies reimbursed the Plan $988,668, which was the final cost net of participant forfeitures.

NOTE 12: SUBSEQUENT EVENTS

On October 1, 2007, Wachovia Corporation acquired A.G. Edwards, and the Companies became the new plan sponsor of the A.G. Edwards Inc. Retirement and Profit Sharing Plan as of that date. The A.G. Edwards Inc. Retirement and Profit Sharing Plan is currently planned to be merged into the Plan on December 31, 2008.

Three putative class action lawsuits have been filed in the Southern District of New York against Wachovia Corporation and members of its Board of Directors, Wachovia Bank, National Association, and members of the Benefits Committee. The lawsuits seek damages allegedly resulting from the decision to continue to offer Wachovia stock as an investment option in the Plan. The Plan itself is not named as a defendant in these lawsuits. Wachovia intends to defend the litigation vigorously.

The valuations of the investments in the Plan are subject to a variety of factors. Due to the continuing disruption in the credit and capital markets, the values of certain investments have declined since December 31, 2007. The more significant of these price declines from December 31, 2007 through June 26, 2008, includes: Wachovia Corporation common stock from $38.03 to $16.92 per share, the Dodge & Cox Stock Fund from a net asset value per share of $138.26 to $111.91, and the Dodge & Cox Balanced Fund from a net asset value per share of $81.00 to $69.80.

In addition, on June 19, 2008, the Board of Trustees of the Evergreen Funds approved a plan to liquidate the Evergreen Ultra Short Opportunities Fund at $7.48 per share, and on June 26, 2008, the liquidation commenced at that price. The Evergreen Ultra Short Opportunities Fund was an investment within the Stable Fund, and at December 31, 2007, represented approximately 6.2 percent of the fair value of the Stable Fund based on a value at that date of $9.54 per share. On June 26, 2008, Wachovia Corporation contributed $12.3 million to the Plan, which is intended to offset the effect of the diminution in value of the Stable Fund related to the Stable Fund’s investment in the Evergreen Ultra Short Opportunities Fund from May 31, 2008 to June 18, 2008.

SCHEDULE 1

WACHOVIA SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	December 31, 2007
Identity of Issue	Par Value or Number of Units	Fair Value
MUTUAL FUNDS
Evergreen U.S. Government Fund *	13,555,377	$198,843,819
Evergreen Growth Fund *	15,176,971	243,742,156
Evergreen Core Bond Fund *	6,380,996	97,443,556
Evergreen Special Value Fund *	15,284,863	314,868,175
American Europacific Growth Fund	15,568,940	791,991,961
Dodge and Cox Balanced Fund	8,759,515	709,520,686
Dodge and Cox Stock Fund	7,096,276	981,131,175
Hartford Midcap Fund	20,938,413	551,517,792
T. Rowe Price Blue Chip Growth Fund	7,485,191	301,129,222
Lazard Emerging Markets Portfolio	7,523,245	179,655,089
Vanguard Target Retirement Income	305,506	3,400,284
Vanguard Target Retirement 2005	144,351	1,735,099
Vanguard Target Retirement 2010	386,681	8,916,875
Vanguard Target Retirement 2015	925,610	12,088,468
Vanguard Target Retirement 2020	591,625	13,885,434
Vanguard Target Retirement 2025	578,275	7,933,938
Vanguard Target Retirement 2030	474,593	11,323,790
Vanguard Target Retirement 2035	441,047	6,448,101
Vanguard Target Retirement 2040	166,304	3,953,044
Vanguard Target Retirement 2045	204,231	3,081,849
Vanguard Target Retirement 2050	205,499	4,903,212

Total mutual funds		4,447,513,725

Wachovia Stock Non-ESOP Fund*	8,219,967	124,328,641

COLLECTIVE INVESTMENT TRUST
Enhanced Stock Market Fund *	8,389,178	875,747,150

Total collective investment trusts		875,747,150

STABLE FUND *
CASH MANAGEMENT ACCOUNTS
Dreyfus Cash Management Fund	58,714,020	58,714,020
COLLECTIVE INVESTMENT FUND

SEI Stable Asset Fund	102,698,410	100,071,561

INVESTMENT CONTRACTS
Metropolitan Life Insurance Company, Contract #29217, 4.24%, due 10/15/09	10,000,000	11,359,419
Metropolitan Life Insurance Company, Contract #29194, 4.37%, split maturity, 50% due 1/15/10, 50% due 4/15/10	10,000,000	11,496,905
Metropolitan Life Insurance Company, Contract #29737 5.55%, split maturity, 50% due 2/15/11, 50% due 6/15/11	20,000,000	21,704,308
Metropolitan Life Insurance Company, Contract #25204, 4.85%, open-ended maturity**	31,180,861	31,906,933
Monumental Life Insurance Company, Contract #SV04619Q, 5.16%, due 2/15/08	10,000,000	10,973,893
Monumental Life Insurance Company, Contract #SV04620Q, 5.17%, due 8/15/08	10,000,000	11,024,125
Principal Life Insurance Company, Contract #4-40344-5, 4.10%, due 4/15/09	10,000,000	11,244,755
Principal Life Insurance Company, Contract #4-40344-6, 5.46%, due 8/16/10	10,000,000	10,733,427

Total investment contracts		120,443,765

SCHEDULE 1

WACHOVIA SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	December 31, 2007
Identity of Issue	Par Value or Number of Units	Fair Value
SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
Natixis Financial Products, Contract #1843-01, 5.01%, open-ended maturity**
Collective investment fund
Dwight Intermediate Core Plus Fund	90,000,000	116,141,166

Total CDC contract	90,000,000	116,141,166

AIG Financial Products, Contract #443423, 4.45%, open-ended maturity**	106,847,645	127,465,737
Bank of America, Contract #02-135, 4.35%, open-ended maturity**	106,847,645	127,418,980
State Street Bank & Trust Company, Contract #102-078, 4.66%, open-ended maturity**	106,847,645	127,560,931
UBS Warburg, Contract #3103, 4.66%, open-ended maturity**	106,847,645	127,559,230
Rabobank, Contract #WAC010401, 4.46%, open-ended maturity**	109,788,000	127,468,994
Collective investment funds
Dwight Target 2 Fund and Dwight Target 5 Fund (a)	537,178,580	637,473,872

Total AIG, Bank of America, State Street, UBS Warburg and Rabobank contracts	537,178,580	637,473,872

Royal Bank of Canada #NYDWI10WACH0104, 4.92%, open-ended maturity**
Mutual fund
Evergreen Ultra Short Opportunities Fund*	60,000,000	68,610,470

Total Royal Bank of Canada contract	60,000,000	68,610,470

Total synthetic guaranteed investment contracts		822,225,508

Accrued receivable on assets of the Stable Fund		533,141

Total Stable Fund		1,101,987,995

EMPLOYEE STOCK OWNERSHIP PLAN
Wachovia Corporation common stock *
Allocated	26,873,138	1,021,985,433
Unallocated (b)	1,432,734	54,486,874
Dreyfus Cash Management Account
Allocated	32,995,544	32,995,544
Unallocated (c)	925,132	925,132

Total Employee Stock Ownership Plan		1,110,392,983

Participants’ loans receivable, various maturities, rates from 4.00% to 10.50% *		250,469,841

Total investments		$7,910,440,335

*	Party-in-Interest.
**	Investment with periodic credit interest-rate reset.
(a)	The fair values of the Dwight Target 2 and Dwight Target 5 funds are $328,446,509 and $309,027,363, respectively.
(b)	Cost of plan assets for this nonparticipant-directed investment is $21,135,354.
(c)	Cost of plan assets for this nonparticipant-directed investment is $925,132.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WACHOVIA SAVINGS PLAN

/s/ BENJAMIN J. JOLLEY
Benjamin J. Jolley
Senior Vice President
Wachovia Benefits Committee, Plan Administrator

June 30, 2008

EXHIBIT INDEX

Exhibit No.	Description	Location
(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith